[Total Letterhead]

February 21, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

By electronic file (“Edgar correspondence”).

Attention: Jill S. Davis

Re:	Total S.A.

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

We refer to the e-mail dated February 6, 2007 from Kevin Stertzel in response to our submission to the Staff dated February 5, 2007, in which the Staff requests that Total S.A. (the “Company”) provide information on its anticipated presentation of certain exploration costs in its Consolidated Statement of Cash Flows for the years ended December 31, 2005 and 2004 in the Company’s Annual Report of Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”).

Since, as discussed with the Staff during our January 31, 2007 telephone call on the interpretation of IAS 7, we do not believe that the amounts for 2004 and 2005 in question are material to the Company or require restatement, we intend to provide the following explanation in Note 27, “Statement of Cash Flows” and to change the presentation of its Consolidated Statement of Cash Flows in the 2006 Form 20-F accordingly:

Exploration costs

Effective in 2006 and prospectively, certain exploration costs directly charged to expenses, mainly geological and geophysical costs, that were previously included in Cash Flow Used in Investing Activities are now deducted from Cash Flow from Operating Activities. The items concerned by this change amounted to 372 million euros in 2006.

The amounts presented in the lines “Unsuccessful exploration costs” and “Exploration costs directly charged to expenses” prior to 2006 are no longer presented separately. For comparative purposes, the amounts presented in these lines in 2004 and 2005 have been aggregated, respectively, in “Depreciation, depletion and amortization” and “Intangible assets and property, plant and equipment additions”.

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Please direct any questions or comments regarding the above to the undersigned at (011)331.4744.3370 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Dominique Bonsergent
Dominique Bonsergent

cc:	Lesley Overton

Kevin Stertzel

(Securities and Exchange Commission)

Robert Castaigne

Pierre Lefort

Thierry Reveau de Cyrières

(Total S.A.)

Philippe Diu

(Ernst & Young Audit)

Robert P. Dillon

(KPMG Audit)

Richard G. Asthalter

Lucas H. Carsley

(Sullivan & Cromwell LLP)